ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER'S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
May 3, 2019
VIA EDGAR SYSTEM Ms. Deborah L. O'Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-224509 and 811-22684
Dear Ms. O'Neal and Ms. Fettig:
On behalf of our client, Daxor Corporation ("Daxor"), set forth below are Daxor's responses to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC"), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Daxor's responses (in regular type).  Attached hereto is a redline of the prospectus and statement of additional information showing changes made in response to the Staff's comments.
If the responses below are acceptable, Daxor would like to request effectiveness as soon as possible pursuant to its previously filed acceleration request.  Daxor would then file a Rule 497 filing to reflect the final changes to the prospectus and the statement of additional information, as set forth herein and in the attached redline.
1. Update all of the information using a recent price per share.  The price currently used is $15.88 on March 6, 2019.
Response: As requested, Daxor has updated the information.
2. In the Summary of Expenses for the Prospectus Supplement, please confirm what financial information supports the expenses set forth in the Expense Table and why it is used, and confirm the expenses are not based on stale financial information.  Update the Expense Table as needed.
Response:   The Summary of Expenses set forth in the Expense Table is based upon the most current publicly available information – December 31, 2018.  As requested, Daxor has updated the Expense Table for current information.

U.S. Securities and Exchange Commission
May 3, 2019

               3. In the Summary of Expenses for the Prospectus Supplement, include a footnote to the Expense Table that indicates that "Other Expenses" are based on estimated amounts for the current fiscal year.
Response: Daxor has revised the disclosure as requested.
4. In the Summary of Expenses for the Prospectus Supplement, please revise the disclosure in footnote 5 to refer to the Form N-CSR being "filed on March 1, 2019" instead of "dated March 1, 2019."
Response: Daxor has revised the disclosure as requested.
5. In the Summary of Expenses for the Prospectus Supplement, there is a reference to the state and local taxes having an annualized impact to operations of approximately 0.18%.  Supplementally, please tell us where that is reflected in Daxor annual financial statements.
Response: The state and local tax is part of, and a reduction of, the overall tax benefit of $332,552 recorded in the Statement of Operations in the annual financial statements.
6. In the Example for the Prospectus Supplement, the Total Annual Expenses of 3.23% should include the 0.18% of state and local taxes.  Please confirm this, and make any necessary revisions.
Response:  As requested, Daxor has revised the Total Annual Expenses to include the state and local taxes.
7. In the Example for the Prospectus Supplement, it references estimated offering expenses of $120,650.  Please confirm that this matches with the 0.2% referenced in the Expense Table, and make any necessary revisions.  Please also indicate if you believe this is a reasonable estimate.
Response: We believe that the estimated offering expenses of $120,650 is accurate based on expenses to date, and projected expenses.  As requested, Daxor has updated the Expense Table for current information.
8. In the Example for the Prospectus Supplement, please update the Total Expenses Incurred to reflect any changes resulting from the prior comments.
Response: Daxor has revised the disclosure as requested.

U.S. Securities and Exchange Commission
May 3, 2019

9. In the Capitalization section for the Prospectus Supplement, the As Adjusted amounts need to deduct fees in addition to adding in gross proceeds.  Please revise accordingly.
Response: Daxor has revised the disclosure as requested.
               10. In the Capitalization section for the Prospectus Supplement, please ensure that the numbers used are consistent with the numbers used in the Expense Table, and revise accordingly.
Response: Daxor has revised the disclosure as requested.
11. In the Use of Proceeds section for the Prospectus Supplement, the disclosure references "net proceeds to the company," but the amounts identified are actually "gross proceeds."  Please revise accordingly.
Response: Daxor has revised the disclosure as requested.
12. In the Use of Proceeds section for the Prospectus Supplement, please indicate the maturity of the interest-bearing, investment grade securities in which Daxor has invested, or will invest.
Response: Daxor has revised the disclosure as requested.
13. In the Plan of Distribution for the Prospectus Supplement, the disclosure references the $30,000 to be reimbursed to Roth.  Is this amount reflected in the Expense Table?  Where?  As appropriate, please make necessary revisions.
Response:  Daxor confirms that this amount is reflected in the Expense Table, as it is included in the $120,650.
14. In the Plan of Distribution for the Prospectus Supplement, the disclosure references the $30,000 to be reimbursed to Roth, and later references that the "company has also agreed to reimburse Roth for other specified expenses."  Is this second reference just referring back to the $30,000, or are there other amounts that will be reimbursed to Roth?  How much, and have they been reflected in the Expense Table?  Where?  As appropriate, please make necessary revisions.
Response: The only amount reimbursed to Roth is the $30,000.  There are no additional amounts.  Daxor will revise the disclosure accordingly.
15. For any comments above that apply to the Base Prospectus, please make conforming changes in the Base Prospectus.
Response: Daxor has revised the disclosure as requested.

U.S. Securities and Exchange Commission
May 3, 2019

16. In the Financial Highlights in the Base Prospectus, please correct the reference in the lead in paragraph to refer to December 31, 2018 instead of 2017.
Response: Daxor has revised the disclosure as requested.
              17. In the Financial Highlights in the Base Prospectus, the "Ratio of total expenses to average net assets" for 2018 is stated as 3.14%.  But the Form N-CEN identifies it as 3.2%, but the monthly average net assets reported in the Form N-CEN of 12,926,348 suggest a ratio of 3.26%.  Please confirm the correct ratio, and make appropriate changes in the Financial Highlights or the Form N-CEN
Response: The Ratio of total expenses to average net assets presented in the Form N-CSR is based on net assets using the average between the beginning and ending net assets for the year 2018. The Ratio of total expenses to average net assets presented in the N-CEN is based on average of the twelve month end net assets.
18. In the Base Prospectus, there is a non-diversification risk but Daxor has been operating with a diversified portfolio.  Please delete this risk.
Response: Daxor has revised the disclosure as requested.
19. Daxor held a shareholder meeting in 2018, but the Form N-CEN does not reflect a shareholder vote in Item B.10.  Please amend the Form N-CEN to answer "Yes" to that question.  Please also amend the Form N-CSR for the semi-annual period to reflect the results of the annual shareholder meeting held in June of 2018.
Response: Daxor will amend the Form N-CEN and Form N-CSR for the semi-annual period, as requested.
20. In future filings, please ensure that the auditors' consent contains language that the auditors consent to the use of their name in the report.
Response: In future filings, Daxor will ensure that the consent contains this language.

U.S. Securities and Exchange Commission
May 3, 2019

* * * * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:          Michael Feldschuh (w/o enclosures)
Robert Michel (w/o enclosures)
Daxor Corporation